UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-31221

Total number of pages: 15

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 31, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Report filed on October 31, 2013 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2013 and SEPTEMBER 30, 2013

	Millions of yen
	March 31, 2013	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥480,048
Short-term investments	41,762	113,846
Accounts receivable	260,342	203,082
Receivables held for sale	638,149	692,237
Credit card receivables	194,607	204,209
Other receivables	289,849	302,977
Allowance for doubtful accounts	(16,843)	(12,835)
Inventories	180,736	185,208
Deferred tax assets	70,784	68,280
Prepaid expenses and other current assets	83,442	102,067

Total current assets	2,236,502	2,339,119

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,971,383
Buildings and structures	882,165	885,247
Tools, furniture and fixtures	532,506	543,449
Land	200,382	200,658
Construction in progress	127,592	147,471
Accumulated depreciation and amortization	(4,334,047)	(4,204,065)

Total property, plant and equipment, net	2,560,284	2,544,143

Non-current investments and other assets:
Investments in affiliates	474,502	475,987
Marketable securities and other investments	155,923	186,607
Intangible assets, net	691,651	661,093
Goodwill	217,640	233,680
Other assets	560,139	578,350
Deferred tax assets	273,084	262,855

Total non-current investments and other assets	2,372,939	2,398,572

Total assets	¥7,169,725	¥7,281,834

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥70,233
Short-term borrowings	12,307	1,670
Accounts payable, trade	705,724	594,744
Accrued payroll	55,961	55,663
Accrued interest	713	710
Accrued income taxes	135,418	175,398
Other current liabilities	150,300	149,418

Total current liabilities	1,130,860	1,047,836

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	170,808
Accrued liabilities for point programs	140,855	127,561
Liability for employees’ retirement benefits	171,221	176,142
Other long-term liabilities	145,202	146,405

Total long-term liabilities	628,300	620,916

Total liabilities	1,759,160	1,668,752

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,609	732,517
Retained earnings	4,112,466	4,288,463
Accumulated other comprehensive income (loss)	(49,112)	(19,133)
Treasury stock	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,574,359
Noncontrolling interests	42,090	38,723

Total equity	5,410,565	5,613,082

Commitments and contingencies
Total liabilities and equity	¥7,169,725	¥7,281,834

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2012 and 2013

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Operating revenues:
Mobile communications services	¥1,606,259	¥1,491,726
Equipment sales	362,368	399,424
Other operating revenues	238,693	307,821

Total operating revenues	2,207,320	2,198,971

Operating expenses:
Cost of services (exclusive of items shown separately below)	475,705	516,630
Cost of equipment sold (exclusive of items shown separately below)	374,282	325,966
Depreciation and amortization	324,216	339,097
Selling, general and administrative	562,008	544,123

Total operating expenses	1,736,211	1,725,816

Operating income	471,109	473,155

Other income (expense):
Interest expense	(910)	(791)
Interest income	728	856
Other, net	(5,341)	8,552

Total other income (expense)	(5,523)	8,617

Income before income taxes and equity in net income (losses) of affiliates	465,586	481,772

Income taxes:
Current	164,771	180,071
Deferred	19,388	4,518

Total income taxes	184,159	184,589

Income before equity in net income (losses) of affiliates	281,427	297,183

Equity in net income (losses) of affiliates, net of applicable taxes	(537)	(30)

Net income	280,890	297,153

Less: Net (income) loss attributable to noncontrolling interests	4,994	3,247

Net income attributable to NTT DOCOMO, INC.	¥285,884	¥300,400

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥68.94	¥72.44

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Net income	¥280,890	¥297,153
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	9,022	14,130
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	13	(9)
Foreign currency translation adjustment, net of applicable taxes	2,446	15,568
Pension liability adjustment, net of applicable taxes	214	397

Total other comprehensive income (loss)	11,695	30,086

Comprehensive income	292,585	327,239

Less: Comprehensive (income) loss attributable to noncontrolling interests	4,968	3,140

Comprehensive income attributable to NTT DOCOMO, INC.	¥297,553	¥330,379

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2012 and 2013

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Operating revenues:
Mobile communications services	¥796,794	¥741,868
Equipment sales	213,524	186,943
Other operating revenues	124,721	156,586

Total operating revenues	1,135,039	1,085,397

Operating expenses:
Cost of services (exclusive of items shown separately below)	244,108	265,591
Cost of equipment sold (exclusive of items shown separately below)	216,198	148,712
Depreciation and amortization	166,744	172,457
Selling, general and administrative	299,507	272,953

Total operating expenses	926,557	859,713

Operating income	208,482	225,684

Other income (expense):
Interest expense	(449)	(312)
Interest income	356	429
Other, net	(7,617)	3,487

Total other income (expense)	(7,710)	3,604

Income before income taxes and equity in net income (losses) of affiliates	200,772	229,288

Income taxes:
Current	86,030	100,992
Deferred	(3,911)	(12,730)

Total income taxes	82,119	88,262

Income before equity in net income (losses) of affiliates	118,653	141,026

Equity in net income (losses) of affiliates, net of applicable taxes	306	(506)

Net income	118,959	140,520

Less: Net (income) loss attributable to noncontrolling interests	2,626	1,871

Net income attributable to NTT DOCOMO, INC.	¥121,585	¥142,391

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥29.32	¥34.34

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Net income	¥118,959	¥140,520
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	10,748	2,866
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	7	23

Foreign currency translation adjustment, net of applicable taxes	(19,290)	(334)
Pension liability adjustment, net of applicable taxes	107	251

Total other comprehensive income (loss)	(8,428)	2,806

Comprehensive income	110,531	143,326

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,665	1,822

Comprehensive income attributable to NTT DOCOMO, INC.	¥113,196	¥145,148

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2012 and 2013

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Cash flows from operating activities:
Net income	¥280,890	¥297,153
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	324,216	339,097
Deferred taxes	17,853	3,409
Loss on sale or disposal of property, plant and equipment	11,293	14,205
Impairment loss on marketable securities and other investments	10,175	354
Equity in net (income) losses of affiliates	1,619	1,048
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	746,920	59,100
(Increase) / decrease in receivables held for sale	(562,330)	(54,088)
(Increase) / decrease in credit card receivables	(5,281)	(5,696)
(Increase) / decrease in other receivables	(276,867)	(12,860)
Increase / (decrease) in allowance for doubtful accounts	2,346	(4,197)
(Increase) / decrease in inventories	(29,672)	(4,156)
(Increase) / decrease in prepaid expenses and other current assets	(12,306)	(16,924)
(Increase) / decrease in non-current installment receivables for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(124,958)	(9,139)
Increase / (decrease) in accounts payable, trade	(69,598)	(64,600)
Increase / (decrease) in accrued income taxes	7,526	39,648
Increase / (decrease) in other current liabilities	5,992	(4,081)
Increase / (decrease) in accrued liabilities for point programs	(18,072)	(13,294)
Increase / (decrease) in liability for employees’ retirement benefits	4,246	4,783
Increase / (decrease) in other long-term liabilities	(21,412)	(40)
Other, net	6,344	9,931

Net cash provided by operating activities	386,999	579,653

Cash flows from investing activities:
Purchases of property, plant and equipment	(285,564)	(250,922)
Purchases of intangible and other assets	(125,615)	(105,767)
Purchases of non-current investments	(6,793)	(13,834)
Proceeds from sale of non-current investments	1,344	3,268
Acquisitions of subsidiaries, net of cash acquired	(18,626)	(8,611)
Purchases of short-term investments	(492,620)	(34,602)
Redemption of short-term investments	382,279	32,576
Short-term bailment for consumption to a related party	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	—
Other, net	(2,593)	(4,534)

Net cash used in investing activities	(458,188)	(452,426)

Cash flows from financing activities:
Repayment of long-term debt	(15,819)	(4,748)
Proceeds from short-term borrowings	7,352	7,252
Repayment of short-term borrowings	(5,656)	(19,097)
Principal payments under capital lease obligations	(1,631)	(1,104)
Dividends paid	(116,088)	(124,387)
Other, net	1,680	(1,019)

Net cash provided by (used in) financing activities	(130,162)	(143,103)

Effect of exchange rate changes on cash and cash equivalents	(17)	2,250

Net increase (decrease) in cash and cash equivalents	(201,368)	(13,626)
Cash and cash equivalents at beginning of period	522,078	493,674

Cash and cash equivalents at end of period	¥320,710	¥480,048

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,012	¥877
Cash paid during the period for:
Interest, net of amount capitalized	967	795
Income taxes	158,081	140,790

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(1) Adoption of new accounting standards

Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income —

Effective April 1, 2013, DOCOMO adopted Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board in February 2013. ASU2013-02 requires an entity to present separately for each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income and disclose the effect of reclassifications out of accumulated other comprehensive income on net income respective line items only for those items that are reported in their entirety in net income. For other items that are not reclassified in their entirely into net income, an entity is required to cross-reference to the note that provides additional information about the effect of the reclassification.

The adoption of ASU2013-02 does not have any impact on our results of operations and financial position. See Note 3 for related disclosure.

(2) Retrospective application of equity method for an investee

As a result of an application of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with Accounting Standards Codification 323 “Investments-Equity Method and Joint Ventures” issued by the Financial Accounting Standards Board. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this retrospective application.

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates, net of applicable taxes,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” in the consolidated statement of income for the year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,977) million, ¥732 million, ¥(4,607) million and ¥(4,607) million, respectively.

The impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 was ¥(1.11).

(3) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the six months ended September 30, 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

3. Equity:

The Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with the above (ii), the provision that DOCOMO may, subject to resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year, is stipulated in DOCOMO’s articles of incorporation.

In the general meeting of shareholders held on June 18, 2013, the shareholders approved cash dividends of ¥124,403 million or ¥3,000 per share, payable to shareholders recorded as of March 31, 2013, which were declared by the board of directors on April 26, 2013. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 19, 2013.

On October 25, 2013, the board of directors declared interim cash dividends of ¥124,403 million or ¥3,000 per share, payable to shareholders recorded as of September 30, 2013. The source of interim cash dividends will be “Retained earnings.” DOCOMO plans to start paying the interim cash dividends on November 20, 2013.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. In accordance with the above (ii), the provision that DOCOMO may acquire treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in DOCOMO’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Issued Shares and Treasury Stock —

The changes in the number of issued shares and treasury stock were as follows:

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2012	43,650,000	2,182,399

As of September 30, 2012	43,650,000	2,182,399

As of March 31, 2013	43,650,000	2,182,399

As of September 30, 2013	43,650,000	2,182,399

DOCOMO did not acquire treasury stock for the six months ended September 30, 2012 and 2013.

Stock Split and Adoption of Unit Share System —

On April 26, 2013, the board of directors approved a stock split and the adoption of a unit share system. Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, DOCOMO conducted the 1:100 stock split and the adopted the unit share system which sets 100 shares as a share-trading unit. There was no effective change to the investment units due to the stock split and adoption of the unit share system.

Public notice date of record date, record date and effective date were September 13, 2013, September 30, 2013 and October 1, 2013, respectively.

The number of increase in shares due to the stock split is as follows:

Shares
Total number of issued shares before the stock split (as of September 30, 2013)	43,650,000
Number of increase in shares due to the stock split (as of October 1, 2013)	4,321,350,000
Total number of issued shares after the stock split	4,365,000,000
Total number of authorized shares after the stock split	17,460,000,000

Per share data (“Weighted average common shares outstanding” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.”) in the consolidated statements of income and the impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 in “(2) Retrospective application of equity method for an investee” in Note 2 are calculated on the assumption that the 1:100 stock split of common stock was conducted at the beginning of the fiscal period of 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Accumulated Other Comprehensive Income (Loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months and three months ended September 30, 2013 were as follows:

	Millions of yen
	Six months ended September 30, 2013
	Unrealized holding gains (losses) on available-for-sale securities(*1)	Unrealized gains (losses) on cash flow hedges(*2)	Foreign currency translation adjustment(*3)	Pension liability adjustment(*4)	Total
As of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	14,406	(36)	15,488	—	29,858
Amounts reclassified from accumulated other comprehensive income (loss)	(276)	27	80	397	228

Other comprehensive income (loss)	14,130	(9)	15,568	397	30,086

Less: other comprehensive (income) loss attributable to noncontrolling interests	0	—	(107)	—	(107)

As of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	Three months ended September 30, 2013
	Unrealized holding gains (losses) on available-for-sale securities(*1)	Unrealized gains (losses) on cash flow hedges(*2)	Foreign currency translation adjustment(*3)	Pension liability adjustment(*4)	Total
As of June 30, 2013	¥47,636	¥(99)	¥(34,075)	¥(35,351)	¥(21,889)

Other comprehensive income (loss) before reclassifications	3,142	10	(414)	—	2,738
Amounts reclassified from accumulated other comprehensive income (loss)	(276)	13	80	251	68

Other comprehensive income (loss)	2,866	23	(334)	251	2,806

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	(13)	(37)	—	(50)

As of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

(*1)	Amounts reclassified from “Unrealized holding gains (losses) on available-for-sale securities” are included in “Other, net” of “Other income (expense)” in the consolidated statements of income.
(*2)

Amounts reclassified from “Unrealized gains (losses) on cash flow hedges” are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income.

(*3)	Amounts reclassified from “Foreign currency translation adjustment” are included in “Other, net” of “Other income (expense)” in the consolidated statements of income.
(*4)	Amounts reclassified from “Pension liability adjustment” are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

4. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

	Millions of yen
Six months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,128,701	¥78,619	¥2,207,320
Operating expenses	1,641,921	94,290	1,736,211

Operating income (loss)	¥486,780	¥(15,671)	¥471,109

	Millions of yen
Six months ended September 30, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,090,587	¥108,384	¥2,198,971
Operating expenses	1,609,797	116,019	1,725,816

Operating income (loss)	¥480,790	¥(7,635)	¥473,155

	Millions of yen
Three months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,092,873	¥42,166	¥1,135,039
Operating expenses	876,898	49,659	926,557

Operating income (loss)	¥215,975	¥(7,493)	¥208,482

	Millions of yen
Three months ended September 30, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,033,449	¥51,948	¥1,085,397
Operating expenses	803,400	56,313	859,713

Operating income (loss)	¥230,049	¥(4,365)	¥225,684

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

5. Contingencies:

Litigation —

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that no litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

Guarantees —

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3 — unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2013 and September 30, 2013 were as follows:

	Millions of yen
	March 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥62,076	¥62,076	¥—	¥—
Equity securities (foreign)	78,789	78,789	—	—
Debt securities (foreign)	29	29	—	—

Total available-for-sale securities	140,894	140,894	—	—

Derivatives
Foreign exchange forward contracts	¥7	¥—	¥7	¥—

Total derivatives	7	—	7	—

Total	¥140,901	¥140,894	¥7	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥369	¥—	¥369	¥—

Total derivatives	369	—	369	—

Total	¥369	¥—	¥369	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	September 30, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥84,725	¥84,725	¥—	¥—
Equity securities (foreign)	86,609	86,609	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	171,339	171,339	—	—

Derivatives
Foreign exchange forward contracts	¥0	¥—	¥0	¥—

Total derivatives	0	—	0	—

Total	¥171,339	¥171,339	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥146	¥—	¥146	¥—

Total derivatives	146	—	146	—

Total	¥146	¥—	¥146	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis were as follows:

	Millions of yen
	Six months ended September 30, 2012
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥677,120	¥—	¥677,120	¥—	¥(9,113)

	Millions of yen
	Six months ended September 30, 2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥538,591	¥—	¥538,591	¥—	¥(7,575)

	Millions of yen
	Three months ended September 30, 2012
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥434,076	¥—	¥434,076	¥—	¥(8,560)

	Millions of yen
	Three months ended September 30, 2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥414,294	¥—	¥414,294	¥—	¥(6,674)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

7. Subsequent event:

DOCOMO conducted a stock split and adopted a unit share system on October 1, 2013. Related information is disclosed in Note 3.